                                                                EXHIBIT (A)(11)

                 TRANSCRIPT FROM JULY 17, 2000 CONFERENCE CALL

                              JOHN HARLAND COMPANY
                            MODERATOR: VICKIE WEYAND
                                 JULY 17, 2000
                                   9:00 AM CT

Operator:         Good day, everyone, and welcome to John Harland's Special
         Announcement conference call. Just a reminder, today's call is being recorded.

         A this time for opening remarks and introductions, I would like to turn the conference over to Ms. Vickie Weyand, Vice President of Investor Relations. Ms. Weyand, please go ahead.

Vickie Weyand:    Thank you. Good morning. We're pleased that you were able to join us this morning as we discuss our acquisition of Concentrex.

         But before we begin our review, I would like to make a brief cautionary statement that certain words and phrases such as should result or will continue, estimated, projected and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities and Litigation Reform Act of 1995.

         These statements are necessarily subject to certain risk and uncertainties that could actually cause the results to differ materially from the company's historic experiences, present expectations or projections. Caution should be taken not to place undue reliance on any such forward-looking statements which speak only as of this date.

         Various factions that affect the company's financial performance could cause actual results for future periods to differ from any opinions or projections. These factors are discussed in some detail in our 10K and 10Q and I would like to direct you to these documents for further clarification.

         I would like to introduce the people who will be participating in today's call, first Tim Tuff, Chairman and CEO, Charlie Carden, VP and CFO, Henry Bond, VP Planning, and John O'Malley, Vice President and General Manager Software. And with that I will turn the call over to Tim.

Tim Tuff:         Thank you, Vickie, and good morning everybody. We've said all along that Harland is a turnaround and growth scenario. And we'll be covering our progress on the turnaround next week when we discuss second quarter earnings.

         Today however, we've taken a major step forward on our growth strategy. Harland has signed a definitive agreement to acquire Concentrex Incorporated in a tender offer for $7 a share.

         This announcement speaks directly to the establishment of a growth platform for the company and to our mission to achieve superior returns for our shareholders by being the leading provider of products and services to our chosen segments of the financial and educational markets.

         Concentrex will help us produce superior returns for our shareholders by giving us the opportunity to increase revenue growth. This will be accomplished by increasing our products and service offerings and by significantly increasing our software customer base.

         Concentrex will also give us leading positions in key market segments. We also anticipate this transaction to be accretive to cash flow by the end of the year.

         Concentrex serves more than 5000 financial institutions in the US. Thirteen of the country's 20 largest financial institutions use mission critical systems designed by Concentrex. And more than half of all banks and about 1000 credit unions use Concentrex's products.

         With this acquisition Harland will be one of the larger providers of software to the financial institution markets. The company's combined software revenues for 2000 are projected to be $150 million on an annualized basis.

         We'll also achieve our goal of being number 1 or number 2 in a number of key market segments, including number 1 in lending, number 1 in MCIF, number 1 or number 2 in datamarts, number 2 in mortgage and number 2 or 3 in core applications for credit unions.

         With Concentrex's e-commerce products we also gain a starting position to deliver internet solutions for financial institutions like bill payment, online banking and the business-to-business portal offering additional products and services to financial institutions.

         Concentrex's highly respected Laser Pro Lending Suite complements our own product, financial.center, which we recently introduced. We'll now be able to provide a full range of lending products and services tailored to the specific technology needs of customers, whether they need a Windows or a browser-based solution.

         We believe that the acquisition of Concentrex will give us critical mass in this industry, a clear growth platform, strong complementary products that can be tightly integrated and a significantly expanded customer base and excellent employee talent.

         Having said that, we view this as a turnaround situation. Well we've done those before. Our approach will be to focus on Concentrex's core businesses, restore customer focus and introduce clear bottom line accountability. We'll articulate more details once the deal is closed.

         Harland's combined software businesses will report to John O'Malley. John joined Harland in 1999 with more than 20 years experience in the financial services markets, including executive positions with Hogan Systems and Fiserv. We expect to finalize the acquisition in late August.

         With that I'd like to turn it over to Charlie Carden.

Charlie Carden:   Thank you, Tim. I'd like to go over some of the financial
         parameters of the transaction for you.

         As Tim said earlier, the total transaction value is approximately $140 million, of which $46 million represents the purchase of equity and about $94 million represents the assumption of debt and other liabilities and certain transaction related costs.

         The goodwill to be reflected is expected to be approximately $106 million after a write-off of $10 million of in-process R&D. Excluding the impact of the write-off of the acquired in-process research and development costs, the transaction will be dilutive to earnings by about 15 cents in 2000 and 11 cents in 2001. It will be accretive thereafter. On a cash basis, however, we expect it to be accretive by the fourth quarter of this year.

         The acquisition will be financed by cash on hand and a new senior revolving credit facility. We have asked SunTrust to act as the arranging agent and First Union and Wachovia to act as co-agents. Harland's existing Senior A notes of $85 million and term loan of $15 million will be refinanced in this transaction.

         Harland's second quarter earnings will be announced on July 24. A conference call has been scheduled at 10:00 am on that date. We look forward to talking to you then.

         At this point I'll turn the call back to Vickie Weyand.

Vickie Weyand:    Thank you very much, Charlie. We'd now like to open the call up to any questions you may have.

Operator:         Thank you. Our question and answer session will be conducted electronically. If you would like to ask a question, please press the star key followed by the digit 1 on your telephone. We do ask that you please initially limit yourselves to one question and one follow up.

         Once again, if you would like to ask a question, please press star, 1. And we'll pause for just one moment.

         Our first question comes from Edward Okine with AIG Asset Management.

Edward Okine:     Yes. Hi guys. If you would just brief us on how you would
         treat the 10% convertible subordinated discount notes for Concentrex? You did not address that issue.

Charlie Carden:   If the convertible debt were to convert into shares, that
         would be essentially at the current share price. And that would be equivalent to paying off the debt at par. If it is not tendered, it would continue to accrete through maturity.

Edward Okine:     Okay, but it does have a tender control clause in it, right?
         And are you saying that we have the option to tender that to you due to a change of control? And how would that be addressed? That's what I'm trying to find out.

Man:              Could you restate the question, please?

Edward Okine:     It has a change of control put clause in the document
         ((inaudible)). And if you would - I mean, if there's someone I can speak to, that I can call off line to ((inaudible)).

Charlie Carden:   This is Charlie Carden. Call me off line.

Edward Okine:     Charlie? And what's the last name?

Charlie:          C-A-R-D-E-N.

Edward Okine:     Okay if you could give me the number to call please?

Charlie Carden:   770-593-5610.

Edward Okine:     Okay, thank you.

Operator:         And our next question now comes from Gerald Lewis with
         Stephens Incorporated.

Gerald Lewis:     Well congratulations on the acquisition. Could you describe -
         what do you think the biggest synergy comes from? Is it from their large customer base or kind of integrating some of your MCIF software with their software or a little bit of both?

Tim Tuff:         We believe that there is clear (complementarity) in the
         lending area. They have moved from DOS products to Window products. We've moved from DOS products to browser-based.

         We believe that some of our customers would like Windows product. We believe that some of their customers would like a browser based product. And we will now be able to offer the full range to both customer bases.

         We believe there is good synergy with our MCIF and you should anticipate that there will be tightly integrated solutions that flow from the combination of the two businesses.

Gerald Lewis:     Okay. I'll wait for a follow-up.

Operator:         Once again, as a reminder, if you would like to ask a
         question, please press the star key followed by the digit 1. And we'll pause again for just one moment.

         Our next question now comes from Daniel Barach with MLT Capital.

Daniel Barach:    How will this acquisition affect your share buyback plans?

Tim Tuff:         We have said all along that we will look at share buyback as well as acquisition opportunities in order to determine the best method of creating shareholder value. And we do have authorization for a 10% share buyback and that continues to stay out there.

Daniel Barach:    Is it less likely, at least the magnitude, given this
         acquisition or is it not less likely?

Tim Tuff:         We look at this at all times. Clearly we will look to get a clear handle on our cash flows following on from this acquisition. And we'll be making decisions down the road on the buyback.

Operator:         Mr. Barach, did you have anything further, sir?

Daniel Barach:    No. Just that answer seems to imply a reasonable pause in the share buyback is what you seem to be hinting at.

Tim Tuff:         Well in terms of deployment of cash, we evaluate buyback
         against acquisition opportunities. We are today announcing a significant acquisition. And that does not mean that we rule out further buybacks down the road.

Daniel Barach:    Thank you.

Operator:         There is one name remaining in our queue. Once again, if you would like to ask a question, please press the star key followed by the digit 1.

         And we'll now go to Gerald Lewis for a follow up.

Gerald Lewis:     How many people are employed by Concentrex?

Tim Tuff:         It is just over 1000.

Gerald Lewis:     And what's kind of the breakdown between, I guess, like sales force, overhead and maybe programmers?

Tim Tuff:         I'm not sure I have the breakdown quite in that format. But their sales force is over 100 people.

Gerald Lewis:     Okay. And what is your sales force right now on the software side?

Tim Tuff:         On software it's about 30.

Gerald Lewis:     Right. And what is the integration plan as far as the location of the personnel?

Tim Tuff:         They have people in multiple locations across the country. And we will be reviewing exactly where this business should be headquartered during the course of the tender period.

Gerald Lewis:     I guess, lastly, are there any particular difficulties that you see, maybe what is the time horizon as far as the integration of your products and their products?

Tim Tuff:         I think that the initial integration will be very rapid. And then as we look to develop new products, that will take a little bit more time to see the integration of the different technologies.
         But we're very confident that it can be done.

Gerald Lewis:     Great. Thank you very much.

Operator:         And we'll now move on to Steven Gray with Windward Capital.

Steven Gray:      Good morning and congratulations. I just had a follow-up
         question on a statement you mad earlier. The transaction is going to be financed through cash on hand and at the senior revolving facility. Does that mean that financing is not a condition of the deal going forward?

Charlie Carden:   It is not a condition of the deal going forward.

Steven Gray:      That's it. Thank you very much, gentlemen.

Operator:         One final reminder, if you would like to ask a question,
         please press star, 1.

         John Lammers with Bear Stearns has our next question.

John Lammers:     Good morning. I have two questions. I'm sorry, I missed when you gave out the goodwill and in-process R&D number. Cold you go over that again?

Charlie Carden:   Yes the goodwill will be about $106 million. The amount that will have been written-off on in process R&D is $10 million.

John Lammers:     Okay and also when will the tender commence?

Charlie Carden:   The documents will be filed about Friday of this week, which would be the expectation for the commencement of the tender.

John Lammers:     Thank you.

Operator:         And there are no further questions in our queue at this time.
         Before I turn the call back to Ms. Weyand, I'd like to remind everyone that there will be rebroadcast of today's conference. And it will be available starting today at 1:00 pm Eastern Time and will run until July 20 at 1 am Eastern Time. You may access that rebroadcast by dialing 719-457-0820.

         Once again, that dial in number 719-457-0820 and you may reference confirmation code 790956.

         And at this time I'll turn the conference over to Ms. Weyand for any additional or closing remarks.

Vickie Weyand:    Thank you. We appreciate you being with us this morning on our conference call. And I will be available to answer any questions that you may have later in the day. Again, thank you very much.

Operator:         That does conclude today's conference. Thank you, everyone, for your participation.

                                      END